

January 9, 2013

<u>Via E-mail</u>
Mr. Mitchell J. Krebs
President and Chief Executive Officer
Coeur d'Alene Mines Corporation
505 Front Avenue
Coeur d'Alene, Idaho 83814

> **Re: Coeur d'Alene Mines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Response dated December 21, 2012**
> **File No. 001-08641**

Dear Mr. Krebs:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>USA – Nevada-Rochester Mine, page 28</u>

1. We note your response to comment 1 in which you discuss the status of your leased claims, provided the requested supplemental information, and indicated you will revise the stated number of leased claims to 66 claims. Please include this discussion regarding your leased claims in your modified filing, comment on any historical right of way's, if any, which facilitate access on your claims, and clarify that the 81 claims specified in your lease agreements has been changed to the 66 claims as indicated in your response. Should you intend to address this issue in future filings, please make the request for filing prospectively and include your proposed modified paragraphs, sections, or pages with your response.

2.   We note you response to comment 2 in which you discuss the origin and effects of the preliminary injunction boundary, but did not provide the requested map as you believe a map of the preliminary injunction boundary is not material to investors. We re-issue comment 2. Please include the preliminary injunction map in your filing showing the contested and uncontested mining claims, along with the website address for the map in your revised filing.

3.   We note your response to comment 3 in which you respond that the mining operations at your Rochester mine have not been affected by the disputed claim ownership, your leach dumps and stockpile expansions are not affected, and that in the event an adverse decision was rendered, the results could not be quantified. Please include this discussion in your modified filing.

Year End Mineralized Material – Rochester Mine, page 30

4.   We note your response to comment 6, in which you state the affected tonnage and grade of mineralized material due the claim dispute and that you will include this estimate in your future filings. Please revise your filing and include these estimates in your modified filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45
Results of Operations – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 56
Revenues, page 56

5.   We note your response to our prior comment 7. In accounting for gold production at Palmarejo and Rochester mines as a by-product, please tell us:
   • how you account for gold inventory, including which costs are attributed to the gold produced and how those costs are carried in inventory through production and processing;
   • whether your units-of-depletion calculations exclude gold reserves and gold production and how depletion would be impacted by their inclusion; and,
   • an estimate of how co-product accounting would have impacted your cash cost per ounce of silver and gold (or gold in silver-equivalent ounces) for 2011 and for the nine months ended September 30, 2012.

Notes to Consolidated Financial Statements, page F-8
Note 21 — Litigation and Other Events, page F-46
Unpatented Mining Claims Dispute at Rochester in Nevada, page F-47

6.   We note your response to our prior comment 8 did not address all aspects of our comment. In regards to the unpatented mining claims dispute at Rochester, please tell us

whether you believe the likelihood of a loss or impairment of assets is remote, reasonably possible or probable pursuant to FASB ASC 450-20 and the factors your consider in support of your conclusion.

You may contact James Giugliano at (202) 551-3319, or Brian K. Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining